UGI UTILITIES INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES — EXHIBIT 12.1
(Thousands of dollars)

	Nine
	Months
	Ended
	June 30,	Year Ended September 30,
	2007	2006	2005	2004	2003	2002
Earnings:
Earnings before income taxes	$122,057	$80,544	$84,953	$83,098	$100,212	$73,665
Interest expense	31,775	24,102	18,079	17,698	17,412	16,365
Amortization of debt discount and expense	342	243	247	233	244	287
Estimated interest component of rental expense	1,197	1,675	1,568	1,477	1,434	1,563

	$155,371	$106,564	$104,847	$102,506	$119,302	$91,880

Fixed Charges:
Interest expense	$31,775	$24,102	$18,079	$17,698	$17,412	$16,365
Amortization of debt discount and expense	342	243	247	233	244	287
Allowance for funds used during construction (capitalized interest)	117	85	22	11	7	19
Estimated interest component of rental expense	1,197	1,675	1,568	1,477	1,434	1,563

	$33,431	$26,105	$19,916	$19,419	$19,097	$18,234

Ratio of earnings to fixed charges	4.65	4.08	5.26	5.28	6.25	5.04